EXHIBIT 99.1

North American Construction Group Ltd. Announces Pricing of Private Placement Offering of $200 Million Senior Unsecured Notes

ACHESON, Alberta, June 10, 2026 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG”) (TSX: NOA / NYSE: NOA) announced today that it has entered into an underwriting agreement to sell, pursuant to a private placement offering (the “Offering”), $200 million aggregate principal amount of 7.00% Senior Unsecured Notes due June 16, 2031 (the “Notes”). The Notes will be issued at a price of $1,000 per $1,000 of Notes. The Notes will accrue interest at the rate of 7.00% per annum, payable in cash in equal payments semi-annually in arrears each June 16 and December 16, commencing on December 16, 2026. The Notes will be issued pursuant to an indenture to be entered into between NACG and Computershare Trust Company of Canada, as trustee.

NACG intends to use the net proceeds of the Offering to repay indebtedness under its existing Credit Agreement, and for general corporate purposes.

The Notes are being conditionally offered for sale in Canada on a private placement basis pursuant to certain prospectus exemptions. The Notes have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and are being offered and sold in the United States only to persons reasonably believed to be qualified institutional buyers in reliance on Rule 144A under the U.S. Securities Act and applicable state securities laws and outside the United States in offshore transactions in reliance on Regulation S under the U.S. Securities Act.

The Offering is being led by National Bank Financial Inc., including its U.S. affiliates, ATB Capital Markets Corp., Scotia Capital Inc., TD Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Canaccord Genuity Corp., and Raymond James Ltd.

Subject to customary closing conditions, the closing of the Offering is expected to occur on or about June 16, 2026.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any offer or sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About the Company

North American Construction Group Ltd. is a premier provider of heavy civil construction and mining services in Australia, Canada, and the U.S. For over 70 years, NACG has provided services to the mining, resource and infrastructure construction markets.

Forward-Looking Information

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words "anticipate", "believe", "expect", "should" or similar expressions and include guidance with respect to the Offering, including, but not limited to, the expected closing of the Offering and the use of proceeds of the Offering. The material factors or assumptions used to develop the above forward-looking statements, and the risks and uncertainties to which such forward-looking statements are subject, include, but are not limited to, the closing of the Offering, the anticipated closing date of the Offering and the expected use of proceeds of the Offering, interest rates and market conditions, heavy equipment demand, and credit risks and existing indebtedness. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Although NACG believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and NACG cautions you to not place undue reliance upon forward-looking statements. NACG undertakes no obligation, other than those required by applicable law, to update or revise such forward-looking statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedarplus.ca and on our company website at www.nacg.ca.

For more information, contact:

Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 960.7171
ir@nacg.ca
www.nacg.ca

Source: North American Construction Group Ltd.